UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2023

Commission File Number: 001-39466

XPENG INC.

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

TABLE OF CONTENTS

Exhibit 99.1	Announcement: (1) Acquisition of DiDi’s Smart Auto Development Business Assets; (2) Issue of Consideration Shares to DiDi; (3) Strategic Cooperation Agreement with DiDi (4) Discloseable Transaction

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPENG INC.

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: August 28, 2023